News Release

TransAlta Declares Dividends

CALGARY, Alberta (July 19, 2016) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.04 per common share payable on October 1, 2016 to shareholders of record at the close of business on September 1, 2016.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.16931 per share on TransAlta’s issued and outstanding 2.709% Cumulative Redeemable Rate Reset First Preferred Shares, Series A, payable on September 30, 2016 to shareholders of record at the close of business on September 1, 2016 for the period from and including June 30, 2016 to but excluding September 30, 2016.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.16144 per share at the Quarterly Floating Dividend Rate of 2.569% on TransAlta’s issued and outstanding Cumulative Redeemable Floating Rate First Preferred Shares, Series B, payable on September 30, 2016 to shareholders of record at the close of business on September 1, 2016 for the period from and including June 30, 2016 to but excluding September 30, 2016. Please note the Quarterly Floating Rate will be reset every quarter.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding 4.60% Cumulative Redeemable Rate Reset First Preferred Shares, Series C, payable on September 30, 2016 to shareholders of record at the close of business on September 1, 2016 for the period from and including June 30, 2016 to but excluding September 30, 2016.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.3125 per share on TransAlta’s issued and outstanding 5.00% Cumulative Redeemable Rate Reset First Preferred Shares, Series E, payable on September 30, 2016 to shareholders of record at the close of business on September 1, 2016 for the period from and including June 30, 2016 to but excluding September 30, 2016.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.33125 per share on TransAlta’s issued and outstanding 5.30% Cumulative Redeemable Rate Reset First Preferred Shares, Series G, payable on September 30, 2016 to shareholders of record at the close of business on September 1, 2016 for the period from and including June 30, 2016 to but excluding September 30, 2016.

All currency is expressed in Canadian dollars except where noted.

About TransAlta Corporation:

TransAlta Corporation (“TransAlta”) is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

For more information:
Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com